June 5, 2026

Don Burnette
Chief Executive Officer
Kodiak AI, Inc.
1049 Terra Bella Avenue
Mountain View, California 94043

        Re: Kodiak AI, Inc.
            Registration Statement on Form S-1
            Filed May 29, 2026
            File No. 333-296358
Dear Don Burnette:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Kathleen Krebs at 202-551-3350 or Matthew Derby at 202-551-3334 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Melissa Rick, Esq.